FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of November 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NOTICE

To the Holders of

CGG (the “Issuer”)

6.875% Senior Notes due 2022 (the “Notes”)

NOTICE IS HEREBY GIVEN that the Issuer has exchanged, upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus dated September 23, 2014 and the accompanying Letter of Transmittal (which together constitute the “Exchange Offer”), US$499,800,000 principal amount of its 6.875% Senior Notes due 2022 which have been registered under the U.S. Securities Act of 1933 (the “Exchange Notes”) for an equal principal amount of its unregistered 6.875% Senior Notes due 2022 (the “Old Notes”). The Exchange Offer expired on November 7, 2014. An aggregate principal amount of US$499,800,000 of the Exchange Notes were issued on November 13, 2014, and US$200,000 of Old Notes remain outstanding. The Exchange Notes are represented by a permanent global note in definitive, fully registered book-entry form that has been deposited with a custodian for DTC and is registered in the name of Cede & Co., as nominee of DTC.

The Exchange Notes have the following security codes: CUSIP No. 12531TAB5, and ISIN No. US12531TAB52. The Old Notes issued pursuant to Rule 144A under the United States Securities Act of 1933 (the “Securities Act”) had the following security codes: CUSIP No. 12531TAA7 and ISIN No. US12531TAA79. The Old Notes issued pursuant to Regulation S of the Securities Act had the following security codes: CUSIP No. F1704UAC8 and ISIN No. USF1704UAC83.

November 18, 2014

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 18th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO